CM

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

SEC 11015105 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis, MN 55416
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Reitan 763-765-6083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/18

OATH OR AFFIRMATION

I, Emily Reitan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE K. THOMFORDE
Notary Public
State of Minnesota
My Commission Expires
January 31, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

December 31, 2010

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have audited the accompanying statement of financial condition of Questar Capital Corporation (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2011

QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2010

Assets		
Cash and clearing deposit	$	7,318,154
Intangible assets (net of accumulated amortization of $1,050,276)		1,050,276
Concessions receivable		566,282
Prepaid expenses		422,422
Deferred tax asset		234,283
Receivables from registered representatives (net of allowance for uncollectible accounts of $438,802)		386,305
Receivable from affiliate		42,503
Total assets	$	10,020,225
Liabilities and Stockholder's Equity		
Commissions payable	$	879,516
Accrued expenses		1,877,307
Accounts payable		607,063
Deferred revenue		608,732
Total liabilities		3,972,618
Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized and outstanding		113,728
Additional paid-in capital		95,636,741
Retained deficit		(89,702,862)
Total stockholder's equity		6,047,607
Total liabilities and stockholder's equity	$	10,020,225

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Operations

Year ended December 31, 2010

Revenue:		
Concessions	$	55,850,361
Other revenue		3,107,292
Total revenue		58,957,653
Expenses:		
Commissions		50,317,798
Salaries and employee benefit charges		8,024,843
Legal and compliance charges		4,106,003
Outside consulting		1,795,025
Information technology charges		1,728,232
General and administrative charges		1,212,607
Meetings and seminars		958,090
Other expenses		683,822
Taxes, licenses, and fees		668,756
Occupancy charges		519,830
Advertising and public relations		386,435
Travel and entertainment		276,285
Intangible amortization		183,798
Bad debt expense		155,210
Postage and telephone		88,243
Computer hardware and software		1,993
Total expenses		71,106,970
Loss before taxes		(12,149,317)
Income tax benefit		4,172,490
Net loss	$	(7,976,827)

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

		Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2009	$	113,728	89,136,741	(81,726,035)	7,524,434
Capital contribution		—	6,500,000	—	6,500,000
Net loss		—	—	(7,976,827)	(7,976,827)
Balance at December 31, 2010	$	113,728	95,636,741	(89,702,862)	6,047,607

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(7,976,827)
Adjustments to reconcile net loss to net cash used in operating activities:		
Intangible amortization		183,798
Decrease in receivable from registered representatives		104,935
Increase in concessions receivable		(576)
Decrease in prepaid expenses		221,441
Decrease in accrued expenses		(3,177,353)
Increase in accounts payable		352,755
Increase in commissions payable		237,381
Decrease in deferred taxes		1,169,863
Decrease in deferred revenue		(31,838)
Decrease in receivable from affiliate		7,268,078
Net cash used in operating activities		6,328,484
Net decrease in cash		(1,648,343)
Cash at beginning of year		8,966,497
Cash at end of year	$	7,318,154
Supplemental data:		
Non-cash financing activity:		
Capital contribution in the form of reduction in net payable/receivable from affiliate	$	6,500,000

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Questar Capital Corporation (the Company) is a wholly owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which in turn is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), a European company incorporated in Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds and variable life insurance and annuity contracts, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

(b) Significant Accounting Policies

Securities Transactions

The Company's primary source of revenue is concessions received on sales of equity-indexed annuities, mutual funds, and variable annuities. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a settlement date basis. The clearing and depositing operations are provided by Pershing, LLC.

Cash and Clearing Deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $110,000 at December 31, 2010.

Intangible Assets

An intangible asset is recognized apart from goodwill when it arises from contractual or legal rights or it is capable of being separated and valued then sold, transferred, licensed, rented, or exchanged. The Company determines the useful life and amortization period for each intangible asset identified. An intangible asset with a determinable useful life is amortized over that period, while an intangible asset with an indefinite useful life is not amortized.

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

(Continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the statement of operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company is included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to U.S. Treasury Department regulations. The Company will be paid for the tax benefit on their losses and any other tax attributes.

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Receivables from Registered Representatives

The Company has a program of offering advanced commission and forgivable and nonforgivable loans to qualified registered representatives. The terms of the loans vary for each registered representative and are forgiven based on reaching predetermined production levels. The nonforgivable loans are paid back through a withholding of the registered representatives' commissions. As of December 31, 2010, the Company had advanced commission and loan receivables related to this program of $481,126. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects its ability to collect. As of December 31, 2010, the Company recorded an allowance for uncollected loans of registered representatives of $140,613. All other loans are current.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectibles. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects its ability to collect. As of December 31, 2010, the gross receivable was $343,981 and the Company recorded an allowance for uncollected accounts of $298,189.

(2) Intangible Assets

In November 2005, Yorktown, the Company's parent, was purchased by Allianz Life, and the transaction was recorded using the purchase method of accounting. The Company recorded intangible assets of $2,100,552. The components of intangible assets at acquisition are summarized as follows:

		Amount	Useful life
Tradename	$	1,050,276	Indefinite
Noncompete and transition agreements		1,050,276	5 years
Total intangible assets, at acquisition	$	2,100,552	

A portion of the intangible assets relates to the trade name and service mark of the Company and has an indefinite useful life. Therefore, the trade name is not being amortized, but is subject to periodic impairment testing. The remaining intangible asset is related to noncompete and transition agreements and was amortized over five years using the straight-line method. Amortization expense of $183,798 was recorded in 2010 and is included in intangible amortization on the statement of operations. As of December 31, 2010, the noncompete and transition agreements are fully amortized, and the Company has recorded intangible assets, consisting of tradename only, of $1,050,276.

(3) Transactions with Related Parties

The Company is managed by Yorktown. The Company may pay management fees (determined periodically) to Yorktown for various operating expenses. Management fees charged reflect the actual costs of these services; however, Yorktown is in a position to and could influence the operating results of the Company. During the year ended December 31, 2010, the Company incurred no management fees. At December 31, 2010, the Company had no amounts payable to Yorktown.

Questar Asset Management, Inc. (QAM) is a related company through common control and ownership. The Company pays various operating and commission expenses on behalf of QAM, which are then charged to QAM on a periodic basis. The expenses charged reflect the actual costs of these services. During the year ended December 31, 2010, the Company paid no operating expenses and $3,313,505 of commission expenses on behalf of QAM. At December 31, 2010, the Company had a receivable from QAM of $13,004.

The Company maintains a selling agreement with Allianz Life Financial Services, LLC, a wholly owned subsidiary of Allianz Life. During 2010, the agreement resulted in $2,956,033 in concession revenue, which is 5.3% of the Company's total concession revenue.

(Continued)

The Company has an expense sharing arrangement with Allianz Life to pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2010, Allianz Life paid $14,448,291 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2010, $5,488,327 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2010, the Company had a receivable from Allianz Life of $29,499.

In August and October 2010, Allianz Life adopted two board resolutions agreeing to make a capital contribution in the form of debt forgiveness to the Company. The debt relates to the expense sharing agreement with Allianz Life. Under the resolutions, unpaid expenses are forgiven by Allianz Life, and capital contributions of $1,500,000, on August 12, 2010 and $5,000,000 on October 25, 2010, were made to the Company to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(4) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(5) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $264,841 as of December 31, 2010. At December 31, 2010, the Company had net capital of $3,748,079, which was $3,483,238 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.06:1 at December 31, 2010.

(6) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

(7) Income Taxes

The income tax benefit reflected on the statement of operations is as follows:

Current tax benefit	$	5,342,353
Deferred tax (expense)		(1,169,863)
Income tax benefit as reported	$	4,172,490

There was no provision for state income taxes reflected on the statement of operations for the year ended December 31, 2010 due to the state income tax benefit from the net loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported on the statement of operations as follows:

Income tax benefit computed at the statutory rate	$	4,252,261
Allocated non-deductible (expenses)		(79,771)
Income tax benefit as reported	$	4,172,490

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets and liabilities at December 31, 2010 are as follows:

Deferred tax assets (liabilities):		
State net operating loss carry forward	$	738,857
Intangible asset amortization		(367,597)
Deferred compensation		69,970
Agent debt reserve		153,581
Accruals		378,329
Total		973,140
Valuation allowance		(738,857)
Net deferred tax asset	$	234,283

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $601,880 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse.

With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The IRS has surveyed 2003 through 2005 and has informed the company that they do not intend to do any further reviews of those years. During 2010, the IRS began reviewing the 2008 AZOA and Subsidiaries consolidated return. At this time, the Company is not aware of any adjustments that may be proposed by the IRS.

The Company had no unrecognized tax benefits as of January 1, 2010 and December 31, 2010. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2010, the Company had not recognized any interest and penalties.

(8) Commitments and Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters, arising from the conduct of its business. This includes a putative class action and related Financial Industry Regulatory Authority (FINRA) arbitration proceedings. These matters have not yet progressed to a stage at which the Company can reasonably predict the outcome or exposure. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, FINRA, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests.

(9) Subsequent Events

Subsequent events have been evaluated through February 24, 2011, which is the date the financial statements were available to be issued.

QUESTAR CAPITAL CORPORATION

Computation of Net Capital and
Aggregate Indebtedness under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

Net capital	$	6,047,607
Deduct - non-allowable assets:		
Intangible asset		1,050,276
Prepaid expenses		422,422
Receivable from registered representatives		386,305
Net deferred tax asset		234,283
Receivable from affiliate		42,503
Pershing unsecured balances		16,551
Deposit accounts		10,000
Net capital before haircuts on cash and clearing deposit positions		3,885,267
Haircuts on cash and clearing deposit positions		137,188
Net capital		3,748,079
Minimum capital required to be maintained (greater of $50,000 or 6-2/3% of aggregate indebtedness)		264,841
Net capital in excess of requirement	$	3,483,238
Aggregate indebtedness	$	3,972,618
Ratio of aggregate indebtedness to net capital		1.06 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Questar Capital Corporation:

In planning and performing our audit of the financial statements of Questar Capital Corporation (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

MCNICOLL, LEWIS & VLAK LLC

SIPC Assessment Reconciliation
Agreed-Upon Procedures

DECEMBER 31, 2010

MBAF E:E
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Officers and Stockholders of
McNicoll, Lewis & Vlak LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by McNicoll, Lewis & Vlak LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating McNicoll, Lewis & Vlak LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McNicoll, Lewis & Vlak LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Month Paid	Check Number	Payee	Check Amount
July 2010	1514	SIPC	$3,594
February 2011	1795	SIPC	$4,695

2. Compared the amounts on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting two insignificant differences. Total revenue reported on Form SIPC-7 line 2a was $23 higher than the amount reported on the quarterly FOCUS reports. Additionally, commissions expense reported on Form SIPC-7 line 2c(3) was $4,001 lower than the amount reported on the quarterly FOCUS reports. These differences are the result of a change in classification from the quarterly FOCUS reports, as the net income on the quarterly FOCUS reports agrees to the net income per audited financial statements;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 25, 2011

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
Questar Capital Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Questar Capital Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any payments applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

2010 DEC 20 AM 6

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050174 FINRA DEC
QUESTAR CAPITAL CORPORATION 18*18
5701 GOLDEN HILLS DR
MINNEAPOLIS MN 55416-1297

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 11,778
B. Less payment made with SIPC-6 filed (exclude interest) 07/23/10 Date Paid		(6,045)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		5,733
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,733
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,733	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Questar Capital Corp.
(Name of Corporation, Partnership or other organization)

Emily Reitan
(Authorized Signature)

CFO
(Title)

Dated the 14 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 58,992,841
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	58,992,841
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 4,711,255
2e. General Assessment @ .0025	$ 11,778

(to page 1, line 2.A.)

KPMG

QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Schedule and

Independent Auditors' Report on Internal Control

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)